1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 17, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/03/11:	Reassignment of Representative of Juristic Person Director

99.2	Announcement on 2025/03/17:	The Company will participate in investor conference held by Bank of America

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Reassignment of Representative of Juristic Person Director

Date of events: 2025/03/11

Contents:

1.
Date of occurrence of the change: 2025/03/11
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: Shih-Hung Tseng
4.
Resume of the previous position holder: Director, Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Shiow-Long Horng
6.
Resume of the new position holder: President, Chunghwa Telecom Workers' Union
7.
Reason for the change: Reassignment
8.
Original term (from __________ to __________): 2022/05/27~2025/05/26
9.
Effective date of the new appointment: 2025/03/11
10.
Any other matters that need to be specified: Based on the reassignment letter dated March 11, 2025, from the Ministry of Transportation and Communications as the Company's juristic person shareholder.

EXHIBIT 99.2

The Company will participate in investor conference held by Bank of America

Date of events: 2025/03/19

Contents:

1.
Date of institutional investor conference: 2025/03/19
2.
Time of institutional investor conference: 2:00 pm (Taipei time)
3.
Location of institutional investor conference: Grand Hyatt Taipei
4.
Outline of institutional investor conference: Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.
5.
Any other matters that need to be specified: None